UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM U-9C-3




QUARTERLY REPORT PURSUANT TO RULE 58




FOR THE QUARTER ENDED
December 31, 2000







NATIONAL GRID USA







25 Research Drive, Westborough, MA 01582


NATIONAL GRID USA
For The Quarter Ended December 31, 2000
ITEM 1 - ORGANIZATION CHART
                     Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
New England Energy,     Energy     11/20/72     MA     100     New England
Energy, Inc. (NEEI)
Inc./National Grid USA                         participated (principally
through a
                          partnership with a nonaffiliated oil
                         company) in domestic oil and gas
                         exploration, development, and production
                          and the sale to New England Power
                         Company of fuel purchased in the
                         open market. Effective 1/1/98, NEEI
                         sold its oil and gas properties and
                         ceased its participation in domestic oil
                         and gas exploration, development, and
                         production.

Granite State Energy,     Energy     04/22/96     NH     100     Granite State
Energy, Inc.'s purpose is
Inc./National Grid USA     to provide a range of energy and related
services                          including, but not limited to, sales
of                          energy, audits, power quality,
fuel                          supply, repair, maintenance,
                         construction, design, engineering, and
                         consulting. This company is presently
                         inactive.

Wayfinder Group, Inc./     Energy     01/13/92     MA     100     Wayfinder
Group, Inc. is primarily a
National Grid USA                         consulting business which provides
                         products and services related to the
                         operational requirements of competitive
                         electricity markets.

National GridEnergy05/01/00MA100National Grid Transmission Services
Transmission ServicesCorporation's purpose is to provide
Corporation/National  technical, operational, management,
Grid USAdevelopment, engineering, and other similar services relating to electric power transmission.



NATIONAL GRID USA
For The Quarter Ended December 31, 2000
ITEM 1 - ORGANIZATION CHART (continued)
                    Percentage
     Energy or          State     of Voting
Name of Reporting     Gas-Related       Date of     of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
AllEnergy Marketing     Energy     04/23/98          DE          100
AllEnergy Marketing Co., L.L.C.'s
Co., L.L.C./NEES                                   (AllEnergy) principal
purpose is to sell
Energy, Inc./National                                   energy and provide a
range of
Grid USA                                   energy-related services including,
                                   but not limited to, marketing,
                                   brokering and sales of energy,
                                   audits, fuel supply, repair,
                                   maintenance, construction, operation,
                                   design, engineering, and consulting.
                                   This company is a Delaware limited
                                   liability company. On January 2, 2001,
                                   AllEnergy completed the last of a
                                   series of sales, comprising
                                   substantially all of its business
                                   operations, to independent third
                                   parties.

NEWHC, Inc./     Energy     05/25/90          MA          100     On September
19, 1999, NEWHC, Inc.
Wayfinder Group,                                   sold substantially all of
its assets
Inc./National                                    to Duperey Investments, Inc.,
an
Grid USA                                   unaffiliated company. This company
is
                                   presently inactive.

AllEnergy Fuels     Energy     03/27/98          DE          100     AllEnergy
Fuels Corp.'s purpose is to
Corp./ National                                   acquire interests in and
assets of
Grid USA                                   energy-related companies and to
                                   engage in energy-related activities.
                                   This company is presently inactive.

Separation     Energy     03/28/89          DE          5.0     This company
produces concrete using
Technologies, Inc./                                   fly ash waste from
coal-fired
Wayfinder Group, Inc./                                   generating plants.
National Grid USA

SeparationEnergy03/28/89DE9.0This company produces concrete using
Technologies, Inc./fly ash waste from coal-fired
EUA Energy Investmentgenerating plants. The interest in
Corp./National Grid USAthis company was acquired by National
                                   Grid USA on April 19, 2000.


NATIONAL GRID USA
For The Quarter Ended December 31, 2000

ITEM 1 - ORGANIZATION CHART (continued)
                                                              Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
Texas Liquids,     Energy     12/19/96     MA     100     Texas Liquids, LLC
engages (Texas Liquids)
LLC/AllEnergy                         in purchasing marketing, selling,
Marketing Company,                         and distributing energy commodities
L.L.C./NEES                              and related products and services.
On
Energy, Inc./                         August 16, 2000, Texas Liquids was
National Grid USAsold to an independent third party.

NeXus Energy       Energy     05/19/97     MA     9.9     NeXus Energy
Software, Inc.'s purpose is  Software, Inc./                         to
develop, implement, produce, market,
Wayfinder Group,                         and sell software for application in
the
Inc./National                         energy conservation industry.
Grid USA

Weatherwise USA, Inc./     Energy     09/30/99     DE     4.2     Weatherwise
USA, Inc.'s (Weatherwise)
AllEnergy Marketing                         purpose is to be an energy-related
company
Company, L.L.C./                         to provide energy management and
technical
NEES Energy, Inc./                         and utility hedging services to
reduce      National Grid USA                         weather-related
financial uncertainty
                         of utilities, energy users, and others.
                         This company was originally formed as an
                         LLC on 10/10/96 and changed to a
                         corporation on 09/30/99. Weatherwise
purchased AllEnergy's 4.2 percent interest in the company on December 28,
2000.

AEDR Fuels, L.L.C./     Energy     01/12/98     ME     100     AEDR Fuels,
L.L.C.'s purpose is to
AllEnergy Marketing                         acquire interests in and assets of
Company, L.L.C./                         energy-related companies and to
engage
NEES Energy, Inc./                         in energy-related activities in
National Grid USA                         accordance with Rule 58. This
company is
                         presently inactive.

Texas-Ohio Gas, Inc./      Energy     08/12/87     TX     100     Texas-Ohio
Gas, Inc.'s (Texas-Ohio)
AllEnergy Marketing                         purpose is to sell energy and
provide a
Company, L.L.C./NEES                         range of energy-related services
Energy, Inc./National                    including, but not limited to,
marketing,
Grid USA                         brokering and sales of energy, and fuel
supply. On September 30, 2000, Texas-Ohio
was                                                   sold to an independent
third party.


NATIONAL GRID USA
For The Quarter Ended December 31, 2000

ITEM 1 - ORGANIZATION CHART (continued)
The following companies were acquired by National Grid USA on April 19, 2000, in connection with the merger of Eastern Utilities Associates into National
Grid USA.
                     Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
EUA Energy Investment     Energy     12/15/87     MA     100     EUA Energy
Investment Corp. (EUA Energy)
Corp./National Grid USA                         engages in the business of
identifying,
                         evaluating, investing in or participating
                         in the ownership, operation and maintenance
                         of cogeneration and small power production
                          facilities and other energy-related or
                         energy conservation ventures. EUA Energy
                         does not plan to invest in any further
                         business development opportunities and is
                         currently divesting its remaining
                         investment projects.

EUA Bioten, Inc./EUA     Energy06/26/95MA100                    EUA Bioten,
Inc. engages in the development
Energy Investment Corp./                         and commercialization of
biomass-fired
National Grid USA                           combustion turbine power
generation
                         facilities and products and/or services
                         offered in connection with such facilities,
                         including the manufacture, fabrication,
                         marketing, sale and delivery of such
                         facilities. This company is presently
                         inactive.

Bioten Operations, Inc./Energy06/26/95TN100Bioten Operations, Inc. holds interests in
EUA Bioten, Inc./EUAa biomass commercial demonstration plant
Energy Investment Corp./(which is a Qualifying Facility). This
National Grid USAcompany is presently inactive.

EUA FRC II Energy     Energy     09/19/89     MA     100     EUA FRC II Energy
Associates engaged in
Associates/EUA Energycogeneration projects throughout the
Investment Corp./United States. This company is presently
National Grid USAinactive.


NATIONAL GRID USA
For The Quarter Ended December 31, 2000

ITEM 1 - ORGANIZATION CHART (continued)

**The following companies were sold to an unaffiliated third party on December
29, 2000.**

                    Percentage
      Energy or         State     of Voting
Name of Reporting     Gas-Related     Date of           of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
EUA Cogenex Corp./Energy09/26/83MA100EUA Cogenex Corp. provides energy
National Grid USAefficiency products and energy management
services                          throughout North America.

Northeast Energy       Energy     02/03/94     MA     100     Northeast Energy
Management, Inc. engages Management, Inc./                         in the
business of energy conservation
EUA Cogenex Corp./                         programs.
National Grid USA

APS Cogenex, L.L.C./     Energy     09/25/95     DE      50     APS Cogenex,
L.L.C. provides energy
EUA Cogenex Corp./ efficiency products and services
National Grid USA                         principally in the state of
Maryland.

Energy Holdings     Energy     10/31/94     DE     100     Energy Holdings
Corporation formed to
Corp./EUA Cogenex                         participate in cogeneration
partnerships.
Corp./National Grid USA                         This company is presently
inactive.


EUA Cogenex West Corp./Energy     05/01/95     MA     100     EUA Cogenex West
Corp. provides energy
EUA Cogenex Corp./                         efficiency products and services in
the
National Grid USA                         Southwest region of the United
States.

EUA Energy Capital andEnergy04/10/90MA100EUA Energy Capital and Services I is
an
Services I/ EUA Cogenexenergy services company providing
Corp./National Grid USA                         services in areas such as
demand-side
                         management.

EUA Energy Capital andEnergy04/10/90MA100EUA Energy Capital and Services II is
an
Services II/ EUA Cogenexenergy services company providing
Corp./National Grid USA                         services in areas such as
demand-side
                         management.


NATIONAL GRID USA
For The Quarter Ended December 31, 2000

ITEM 1 - ORGANIZATION CHART (continued)

**The following companies were sold to an unaffiliated third party on December
29, 2000.**

                    Percentage
      Energy or         State     of Voting
Name of Reporting     Gas-Related     Date of           of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------

EUA West Coast, L.P./     Energy11/01/88CA50                    EUA West
Coast, L.P. provided energy
EUA Cogenex Corp./                         services and products in
California.
National Grid USAThis company is presently inactive.

EUA West Coast, L.P./     Energy     11/01/88     CA     50     EUA West
Coast, L.P. provided energy
Energy Holdings                          services and products in California.
Corp./EUA Cogenex                    This company is presently inactive.
Corp./National Grid USA

Micro Utility Partners Energy01/02/89MA50Micro Utility Partners of America
engaged
of America/EUA Cogenexin cogeneration projects in California.
Corp./National Grid USA                         This company is presently
inactive.

Micro Utility Partners     Energy     01/02/89     MA     50     Micro Utility
Partners of America engaged
of America/Energy                          in cogeneration projects in
California.
Holdings Corp./                         This company is presently inactive.
EUA Cogenex Corp./
National Grid USA

Healthcare Energy     Energy     5/30/90     NJ     50     Healthcare Energy
Partners is engaged in
Partners/EUA Cogenex                         energy services at a health care
center.
Corp./National Grid USA




NATIONAL GRID USA
For The Quarter Ended December 31, 2000

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


      Type of     Principal      Issue      Cost       Person to
Collateral     Consideration
     Security     Amount of        or       of     Whom Security     Given
with     Received for
Company Issuing Security      Issued     Security     Renewal
Capital       Was Issued      Security     Each Security
------------------------     --------     ---------     -------
-------     --------------     -----------     -------------

N/A



NATIONAL GRID USA
For The Quarter Ended December 31, 2000 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
          (expressed in millions, rounded to hundred thousands of dollars)


       Company      Company       Amount of
     Contributing     Receiving        Capital
       Capital      Capital     Contribution
     ------------     ---------     ------------
     NEES Energy, Inc.     AllEnergy Marketing Company, L.L.C.
$(96.0)
     National Grid USAEUA Cogenex Corporation     $ (0.6)
     National Grid USA     Wayfinder Group, Inc.          $ (0.4)



NATIONAL GRID USA
For The Quarter Ended December 31, 2000
ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
                                                            Direct
Indirect          Total
     Reporting Company          Associate Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     ------------------          ------------------
-----------------     -------     -------     -------     ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies
                                                                 Direct
Indirect          Total
     Associate Company          Reporting Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     -----------------          ------------------
-----------------     -------     -------     -------     ------

Massachusetts Electric          Wayfinder Group, Inc.     Miscellaneous
(2)     (1)                              (1)
 Company

New England Power CompanyNational Grid Trans-Miscellaneous (2)(1)(1)     (1)
                               mission Services Corp.

The NarragansettWayfinder Group, Inc.Customer Service(1)     (1)
 Electric Co.

National Grid USA National Grid Trans-Miscellaneous (4)(1)(1)     (1)(1)
 Service Co., Inc. mission Services Corp.

National Grid USA               Wayfinder Group, Inc.     Miscellaneous
(6)     (1)               (1)     (1)          (1)
 Service Co., Inc.                                   Information
                                                          Services
(1)                    (1)          (1)
                                                       Corp. Acctg.
(1)               (1)     (1)          (1)
                                                       New Bus.
Develop.(1)(1)     (1)   (1)

National Grid USA               New England Energy, Inc.     Miscellaneous
(3)     (1)               (1)     (1)          (1)
 Service Co., Inc.

National Grid USA           Granite State Energy,     Miscellaneous (2)
(1)               (1)     (1)          (1)
 Service Co., Inc.            Inc.

National Grid USAEUA Energy InvestmentCorp. Acctg.  (1)(1)     (1)(1)
 Service Co., Inc.            Corporation

National Grid USA               AllEnergy Marketing
 Service Co., Inc.            Company, L.L.C.               Miscellaneous
(5)(1)(1)     (1)     (1)

(1)     Amounts are below $100,000.
(2) Represents 2 types of services totaling less than $100,000 in aggregate.
(3) Represents 3 types of services totaling less than $100,000 in aggregate.
(4) Represents 4 types of services totaling less than $100,000 in aggregate.
(5) Represents 5 types of services totaling less than $100,000 in aggregate.
(6)Represents 11 types of services totaling less than $100,000 in aggregate.



NATIONAL GRID USA
At December 31, 2000

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
               (expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:
Total consolidated capitalization as of
 December 31, 2000                              $5,252.5     (1)     line 1

Total capitalization multiplied by 15 percent          787.9          line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                    787.9          line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
     Power marketing and other               $ 98.4
     Energy software                         2.2
     Energy management and efficiency     2.0
     Ownership, operation, and maintenance
      of Qualifying Facilities     28.9
                                        -------
Total current aggregate investment                    $131.5     line 4
                                             ------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)                              $656.4     line 5


(1)Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

      NATIONAL GRID USA
For The Quarter Ended December 31, 2000

ITEM 5 - OTHER INVESTMENTS
          (expressed in millions, rounded to hundred thousands of dollars)

     Reason for
    Major Line        Other     Other     Difference
or Energy-Related       Investment in       Investment      in Other
     Business     Last U-9C-3 Report     in U-9C-3 Report     Investment
-----------------     ------------------     ----------------     ----------

Power Marketing$18.5               Investments
 and Other               made prior to
                         the effective
                         date of Rule 58

Energy Management$46.7     Investments
 and Efficiency        made prior to the effective date of Rule 58

Ownership, operation,$30.5Investments
 and maintenance ofmade prior to
 Qualifying Facilities          the effective date of Rule 58

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)     Exhibits

     10(g) Certificate stating that a copy of the report for the previous quarter has been filed with the appropriate state commissions.

(B)     Financial Statements*

     1-ANational Grid USA Consolidated Income Statements for the quarter and nine months ended December 31, 2000

     1-BNational Grid USA Consolidated Balance Sheet as of December 31, 2000

     2-ANew England Energy, Inc. Balance Sheet as of December 31, 2000

     3-AWayfinder Group, Inc. Income Statements for the quarter and nine months ended December 31, 2000

     3-BWayfinder Group, Inc. Balance Sheet as of December 31, 2000

     4-ATexas Liquids, LLC Income Statements for the period August 1, 2000 to August 16, 2000, and for the year-to-date period ended August 16, 2000

     4-BTexas Liquids, LLC Balance Sheet as of August 16, 2000

     5-ATexas-Ohio Gas, Inc. Income Statements for the two and six months ended September 30, 2000

     5-BTexas-Ohio Gas, Inc. Balance Sheet as of September 30, 2000

     6-A     AllEnergy Marketing Company, L.L.C. Consolidated Income
          Statements for the two months ended September 30, 2000, and for the quarter and nine months ended December 31, 2000

     6-B     AllEnergy Marketing Company, L.L.C. Consolidated Balance
          Sheet as of December 31, 2000

     7-A     EUA Energy Investment Corporation Income Statements for the
          quarter and nine months ended December 31, 2000

     7-B     EUA Energy Investment Corporation Balance Sheet as of
          December 31, 2000

     8-A     EUA Cogenex Corporation Consolidated Income Statements
          for the quarter-to-date and year-to-date periods ended
          December 29, 2000

     8-B     EUA Cogenex Corporation Consolidated Balance Sheet as of
          December 29, 2000

9-A     Northeast Energy Management, Inc. Income Statements
          for the quarter-to-date and year-to-date periods ended
          December 29, 2000

     9-B     Northeast Energy Management, Inc. Balance Sheet
          as of December 29, 2000

     10-AAPS Cogenex, L.L.C. Income Statements for the quarter-to-date and year-to-date periods ended December 29, 2000

     10-BAPS Cogenex, L.L.C. Balance Sheet as of December 29, 2000

     11-A     EUA Cogenex West Corporation Income Statements for the
          quarter-to-date and year-to-date periods ended December 29, 2000

     11-B     EUA Cogenex West Corporation Balance Sheet as of
          December 29, 2000

     12-A     EUA Energy Capital & Services I Income Statements for
          the quarter-to-date and year-to-date periods ended
          December 29, 2000

     12-B     EUA Energy Capital & Services I Balance Sheet as of
          December 29, 2000

     13-A     EUA Energy Capital & Services II Income Statements for
          the quarter-to-date and year-to-date periods ended
          December 29, 2000

     13-BEUA Energy Capital & Services II Balance Sheet as of
          December 29, 2000

(C)     Notes
(1)In the previous quarter ended September 30, 2000, financial statements for AllEnergy Marketing Company, L.L.C., (AllEnergy) and its subsidiaries, Texas Liquids, LLC (Texas Liquids), and Texas-Ohio Gas, Inc. (Texas-Ohio), were provided through July 31, 2000, as AllEnergy was in the process of finalizing the sale of its businesses. This report includes financial information for AllEnergy for the two months ended September 30, 2000, and for the quarter and nine months ended December 31, 2000. Financial information for Texas Liquids and Texas-Ohio is being reported from August 1, 2000, to their respective sale dates.

     (2)Financial statements for Weatherwise USA, Inc., Separation Technologies, Inc., and NEXUS Energy Software, Inc. were not available as of the filing date.

     (3)National Grid Transmission Services Corporation, Granite State Energy, Inc., and AEDR Fuels, L.L.C., Income Statement actuals and Balance Sheet actuals are less than $100,000 and are therefore not reported. New England Energy, Inc. Income Statement actuals are less than $100,000 and are therefore not reported.

     (4) EUA Bioten, Inc., Bioten Operations, Inc., EUA West Coast, L.P., EUA FRC II Energy Associates, Micro Utility Partners of
          America, and Energy Holdings Corporation are inactive companies and therefore no financial statements are provided.

     * Financial Statements are being filed separately pursuant to a request for confidential treatment.

SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



               NATIONAL GRID USA


               s/ John G. Cochrane
               -----------------------------------------
               John G. Cochrane, Treasurer




Date: February 28, 2001